UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                                                      )*

FACT Corporation
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

303039 20 0
(CUSIP Number)

Jacqueline Danforth
79 Heritage Cove
DeWinton, Alberta
T0L0X0
(646) 831-6244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	303039 20 0

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Jacqueline Danforth

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	11,658,416 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	11,658,416 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,658, 416 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	18.95%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.       Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, no par value, of FACT Corporation (the “Issuer”).  Its principal executive offices are located at 11 Railroad Place, Belleville, New Jersey, 07109.

Item 2.	Identity and Background

(a) Name:

This statement is filed by Jacqueline Danforth (the “Reporting Person”).

(b)  Residence or Business Address:

The business address of the Reporting Person is 5614E Burbank Rd S.E., Calgary, Alberta T2H1Z4.

(c)  Present Principal Occupation and Employment:

The Reporting Person is the President, Chief Executive Officer, Secretary, Treasurer and a Director of the Issuer.

 (d)  Criminal Proceedings:

During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding.

(e) Civil Proceedings:

 During the last five (5) years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

The Reporting Person is a Canadian Citizen

Item 3.	Source and Amount of Funds or Other Consideration

A total of 7,736,637 Class A common shares were issued at a deemed price of $0.075 per share as settlement of debt.

A total of 3,503,000 Class A common shares were issued at a deemed price of $0.075 per share into escrow as collateral for the provision of a mortgage on the property of Ms.Danforth to secure an operating line in the amount of $250,000.

Item 4.	Purpose of Transaction

The Reporting Person is filing this Schedule 13D to report a private sale transaction as described in this report.  The Reporting Person acquired  the shares based on belief that FACT Corporation was an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the acquisition of additional shares desirable, the Reporting Person may endeavor to increase her position in the Issuer through the purchase of shares on the open market or in private transactions.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

The Reporting Person is aware that the Issuer may be issuing Class C shares  of the Issuer which would be convertible into Class A common shares of the Issuer on the basis of 6 Class A common for every 1 Class C share tendered and that the Issuer may issue such shares to certain parties, including officer, directors and consultants as consideration for advertising, marketing and other services to be provided to increase the awareness and sales of products marketed by the Issuer’s wholly owned subsidiaries.  Such issuances, if undertaken, may result in dilution to the percentage of shares held by the Reporting Person.

Item 5.         Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of the date of the event requiring this filing, the Reporting Person holds a total of 11,658,416 Class A  shares of common stock of the Issuer, of which 118,410 shares of Class A common stock are held directly in her name, and 11,540,006 Class A shares of common stock are held in two companies of which the Reporting Person is the sole officer and director or the sole shareholder  which represents 18.95% of a total of 61,529,456 issued and outstanding Class A common shares as of the date of this Schedule 13D.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)           Transactions within the Past 60 Days

During the 60 sixty day period preceding the date of the filing of this Schedule 13D, the Reporting Person has not purchased any shares of the Issuer.

(d)           Certain Rights of Other Persons

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  The Reporting Person has the right to receive the dividends.  No one other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held by the Reporting Person and referred to above in paragraph (a) of this Item 5.

(e)           Beneficial Ownership Percentage

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2011
Date

/s/ Jacqueline Danforth
Signature

Jacqueline Danforth
Name/Title